

June 21, 2023

Chi Wai Dennis Tam
Co-Chief Executive Officer
Black Spade Acquisition Co
Suite 2902, 29/F, The Centrium
60 Wyndham Street
Central, Hong Kong

  Re: Black Spade Acquisition Co
   Preliminary Proxy Statement on Schedule 14A
   Filed June 9, 2023
   File No. 001-40616

Dear Chi Wai Dennis Tam:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: James Lin, Esq.